Exhibit 99.3

PRESS RELEASE

Nigeria: TotalEnergies Signs a Sale and Purchase Agreement
in view of Divesting its Oil Interest in Renaissance JV
(formerly SPDC)

Paris, January 14, 2026 – TotalEnergies announces that its subsidiary TotalEnergies EP Nigeria has signed a Sale and Purchase Agreement (SPA) with Vaaris for the sale of its 10% non-operated interest in the Renaissance JV licenses in Nigeria.

The Renaissance JV, formerly known as the SPDC JV, is an unincorporated joint venture between Nigerian National Petroleum Corporation Ltd (55%), Renaissance Africa Energy Company Ltd (30%, operator), TotalEnergies EP Nigeria (10%) and Agip Energy and Natural Resources Nigeria (5%), which holds 18 licenses in the Niger Delta.

Under the agreement signed with Vaaris:

•	TotalEnergies EP Nigeria will sell to Vaaris its 10% participating interest and all its rights and obligations in 15 licenses of Renaissance JV, which are producing mainly oil. Production from these licenses represented approximately 16,000 barrels equivalent per day in Company share in 2025.

•	TotalEnergies EP Nigeria will also transfer to Vaaris its 10% participating interest in the 3 other licenses of Renaissance JV which are producing mainly gas (OML 23, OML 28 and OML 77), while TotalEnergies will retain full economic interest in these licenses which currently account for 50% of Nigeria LNG gas supply.

Closing is subject to customary conditions, including regulatory approvals.

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About TotalEnergies in Nigeria

TotalEnergies has been present in Nigeria for more than 60 years and employs today more than 1,800 people across different business segments. Nigeria is one of the main contributing countries to TotalEnergies’ hydrocarbon production with 209,000 boe/d produced in 2024. TotalEnergies also operates an extensive distribution network which includes about 540 service stations in the country. In all its operations, TotalEnergies is particularly attentive to the socio-economic development of the country and is committed to working with local communities.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Corporate Media Relations: +33 (0)1 47 44 46 99 | presse@totalenergies.com | @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 | ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).